Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

December 10, 2021

Credit Suisse AG Announces the Exercise of its Right to Call its REML ETNs and its Right to Accelerate its FLGE and FEUL ETNs

New York, December 10, 2021 – Credit Suisse AG (“Credit Suisse”) announced today that it has exercised its right to call its Credit Suisse X-Links® Monthly Pay 2xLeveraged Mortgage REIT ETNs (“REML”) and its right to accelerate, at its option, its Credit Suisse FI Large Cap Growth Enhanced ETNs (“FLGE”) and Credit Suisse FI Enhanced Europe 50 ETNs (“FEUL”). The call settlement date for REML is expected to be December 27, 2021, and the acceleration dates for FLGE and FEUL are expected to be December 23, 2021 and December 22, 2021, respectively. As of today, Credit Suisse will no longer issue new units of these ETNs.

As described in the related pricing supplements for REML (the “REML Pricing Supplement”), FLGE (the “FLGE Pricing Supplement”) and FEUL (the “FEUL Pricing Supplement”), Credit Suisse, as the issuer of REML, FLGE and FEUL (together, the “ETNs”), may, at its option, call or accelerate, as applicable, all issued and outstanding units of the ETNs. Credit Suisse has exercised this right by delivering a notice of issuer optional call and optional acceleration via the Depository Trust Company on December 10, 2021.

The call settlement date for REML is expected to be December 27, 2021. On the call settlement date, REML investors will receive a cash payment per ETN in an amount equal to the call settlement amount. The call settlement amount will be determined on the call valuation date of December 22, 2021 in accordance with the terms set forth in the REML Pricing Supplement, and will be calculated using an average of the index closing levels during the call valuation period and will include REML’s stub reference distribution amount, if any, as of the call valuation date minus applicable fees. The five consecutive trading days beginning December 16, 2021 through December 22, 2021 will constitute the call valuation period. For more information about the call settlement amount, see “Key Terms—Call Settlement Amount” in the REML Pricing Supplement. Credit Suisse expects that NYSE Arca will allow REML to continue to trade until December 23, 2021. The REML coupon payment declared on December 2, 2021 is not affected by this announcement.

The acceleration date for FLGE is expected to be December 23, 2021. On the acceleration date, FLGE investors will receive a cash payment per ETN in an amount equal to the accelerated redemption amount for FLGE. The accelerated redemption amount will be determined on the last trading day in the accelerated valuation period for FLGE in accordance with the terms set forth in the FLGE Pricing Supplement and will be calculated using the arithmetic average of the closing indicative values of FLGE during the accelerated valuation period. The five consecutive trading days beginning December 14, 2021 through December 20, 2021 will constitute the accelerated valuation period for FLGE. For more information about the accelerated redemption amount for FLGE, see “Key Terms—Accelerated Redemption Amount” in the FLGE Pricing

Media Release December 10, 2021 Page 2 / 3

Supplement. Credit Suisse expects that NYSE Arca will allow FLGE to continue to trade until December 22, 2021.

The acceleration date for FEUL is expected to be December 22, 2021. On the acceleration date, FEUL investors will receive a cash payment per ETN in an amount equal to the accelerated redemption amount for FEUL. The accelerated redemption amount will be determined on the last trading day in the accelerated valuation period for FEUL in accordance with the terms set forth in the FEUL Pricing Supplement and will be calculated using the arithmetic average of the closing indicative values of FEUL during the accelerated valuation period. The five consecutive trading days beginning December 13, 2021 through December 17, 2021 will constitute the accelerated valuation period for FEUL. For more information about the accelerated redemption amount for FEUL, see “Key Terms—Accelerated Redemption Amount” in the FEUL Pricing Supplement. Credit Suisse expects that NYSE Arca will allow FEUL to continue to trade until December 21, 2021.

ETN/Ticker Symbol	Call Valuation Period/Accelerated Valuation Period*	Call Settlement Date/Acceleration Date	ETN CUSIP
REML FLGE FEUL	December 16, 2021 to December 22, 2021 December 14, 2021 to December 20, 2021 December 13, 2021 to December 17, 2021	December 27, 2021 December 23, 2021 December 22, 2021	22539T282 22542D423 22539U107

*Five consecutive trading days (inclusive)

You may access the relevant ETN pricing supplement on the SEC website at www.sec.gov or by clicking on the hyperlink below.

REML:

https://www.sec.gov/Archives/edgar/data/0001053092/000110465920123238/tm2035551-1_424b2.htm

FLGE:

https://www.sec.gov/Archives/edgar/data/0001053092/000089109220012079/e11688-424b2.htm

FEUL:

https://www.sec.gov/Archives/edgar/data/1053092/000089109220012082/e11692-424b2.htm#a_Toc513545023

Investors who buy the ETNs at any time for an amount that is greater than the cash amount due upon call or acceleration of the relevant ETNs (including paying any premium to such cash amount) will suffer a loss on their investment. Furthermore, investors who sell the ETNs at any time for an amount that is less than the cash amount due upon call or acceleration of the relevant ETNs (including selling at any discount to such cash amount) will suffer a loss. Any loss could be significant. Investors will not receive any compensation for the loss of the investment opportunity of holding the ETNs, and investors may be unable to invest in other securities with a similar level of risk and/or that provide a similar investment opportunity as the ETNs. For more information , see “Risk Factors” in the applicable pricing supplement.

None of the other ETNs offered by Credit Suisse are affected by this announcement. All dates referenced above are subject to change, including postponement due to certain events.

Media Release December 10, 2021 Page 3 / 3

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world’s leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). Our strategy builds on Credit Suisse’s core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,500 people. The registered shares (CSGN) of Credit Suisse AG’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.